

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2008

Mr. Mel G. Riggs
Chief Financial Officer
Clayton Williams Energy, Inc.
Six Desta Drive, Suite 6500
Midland, Texas 79705-5510

> **Re:**   **Clayton Williams Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 1-10924**

Dear Mr. Riggs:

        We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Clayton Williams Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

1.   We note you disclose that you consolidate the accounts of your subsidiaries and
        of the Larclay JV, while undivided interest in oil and gas limited partnerships are
        accounted for using the proportionate consolidation method. However, we note
        that several limited partnerships are included in your list of subsidiaries at Exhibit
        21.

        It would be helpful to have disclosures describing the extent to which your
        operations are handled through the various limited partnerships, so that the
        significance of these entities is clear; also indicating your rationale in deciding to
        either fully consolidate or proportionately consolidate these entities. For
        example, we note that while West Coast Energy Properties, L.P. (WCEP) is
        included in your list of subsidiaries at Exhibit 21, you disclose on page 5 that you
        are a general partner of WCEP and that you account for your interest in WCEP
        using the proportionate consolidation method.

        Please also explain why you include entities in Exhibit 21 that are not fully
        consolidated, given the definition of a subsidiary in Rule 1-02(x) of Regulation S-
        X; the limitation on the use of proportionate consolidation for investments in
        unincorporated legal entities (as expressed in EITF 00-1) to those that would
        otherwise be accounted for under the equity method; and the guidance in EITF
        04-5.

        Provide us with a schedule listing your ownership interest percentage in and
        accounting method (i.e. fully consolidate versus proportionate consolidate) for
        each subsidiary or limited partnership (LP) identified in Exhibit 21.

2.   Since you are a general partner (GP) of WCEP, please explain how you overcame
        the presumption that you control WCEP, which would require that you fully
        consolidate this LP pursuant to the guidance in EITF 04-5. Also tell us if you are
        directly or indirectly a GP of each of the other LPs, and explain how you
        determined that EITF 04-5 would not require you to also fully consolidate such
        LPs.
3.   We note that while you utilize the successful efforts method of accounting for
        your oil and gas producing activities, various LPs identified in your Exhibit 21

utilize the full cost method of accounting. Please include disclosure clarifying whether you have conformed the financial statements of such entities to reflect the successful efforts method of accounting prior to consolidating or proportionately consolidating them, in accordance with IRQ 1 and 2 of SAB Topic 12:C.2.

Oil and Gas Properties, page F-8

4.   Tell us the reasons you have not included disclosure about your DD&A accounting policy under the full cost methodology prescribed in Regulation S-X Rule 4-10(c)(3)(i) in the LP filings of entities over which you are the GP or which you otherwise control; and indicate how you will resolve the absence of such disclosure.

Please be sure to address the related disclosures provided by the following companies, listed as subsidiaries in your Exhibit 21, in conjunction with your reply.

SOUTHWEST OIL & GAS INCOME FUND IX-A LP (CIK 847320)
SOUTHWEST OIL & GAS INCOME FUND VII A L P (CIK 808028)
SOUTHWEST OIL & GAS INCOME FUND VIII-A LP (CIK 825881)
SOUTHWEST OIL & GAS INCOME FUND X-A LP (CIK 859905)
SOUTHWEST OIL & GAS INCOME FUND X-B LP (CIK 859906)
SOUTHWEST ROYALTIES INC INCOME FUND V (CIK 782149)
SOUTHWEST ROYALTIES INC INCOME FUND VI (CIK 796489)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B LP (CIK 847384)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VII-B L P (CIK 810117)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VIII B L P (CIK 825886)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-A LP (CIK 859910)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-B LP (CIK 859911)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-C LP (CIK 887426)

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Financial Statements

Note 8 – Financial Instruments, page 14

5.   We note you disclose that you adopted SFAS 157 effective January 1, 2008, and that the fair values of derivative contracts recorded on your balance sheet are measured using Level 2 inputs. Please clarify why the derivative assets are not in your Fair Value Measurements table on page 15, and why your December 31, 2007 fair value of derivative liabilities of $49.7 million per the table is not the same as their December 31, 2007 fair value balance of $56.9 million on your

balance sheet on page 4. Disclose the extent of any cumulative-effect adjustment required pursuant to paragraph 38 of SFAS 157.

Definitive Proxy Statement filed March 25, 2008

General

6.   Please provide the disclosure required by Item 401(b) and (c) of Regulation S-K. In particular, we note that you have not provided biographical sketches for certain of your named executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 30

7.   Please tell us if your table on page 30 includes shares that may be received in 60 days as required by Rule 13d-3 under the Securities Exchange Act of 1934. If such information is not included, please provide us with a modified table that is inclusive of this information.

Certain Transactions and Relationships, page 32

8.   Please provide us with an expanded discussion on the business entertainment services provided by the Williams Entities. For example, please indicate to whom these services were provided (i.e. vendors of the company, employees, directors, executive officers). Further, if these services were provided to your named executive officers, please explain why they do not appear in your summary compensation table. Please also provide us with an expanded discussion of the "Other services" that were provided by the Williams Entities. We may have further comments.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Madison at (202) 551-3296 or Mike Karney at (202) 551-3847 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director